FACSIMILE TRANSMISSION

TO : Mr. Frederick W. Kanner

Dewey Ballantine

New York, N.Y., USA

Fax No. : (212) 259-6333

FROM : Atty. M. L. C. Rausa-Chan

Corporate Secretary

Date : November 5, 2002

Fax No. : (632) 888-0686

Enclosed is a copy of the press release that is being issued today by Philippine Long Distance Telephone Company (“Company”), regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2002.

Thank you and best regards.

MA. LOURDES C. RAUSA-CHAN

PLDT POSTS STRONG GROWTH FOR THE THIRD QUARTER OF 2002

  Consolidated net income surges 74 percent to Pesos 4.2 billion. Third Quarter net income at Pesos 1.4 billion
  Consolidated EBITDA rises to Pesos 34.2 billion, an increase of 16 percent. EBITDA margin grows from 55 percent to 58 percent of revenues
  Consolidated capital expenditures to revenues improved to 19 percent from 37 percent last year reflecting more efficient capital spending
  PLDT Fixed reduces debt by US$82 million
  PLDT Cellular adds 680,000 new subscribers in third quarter, ends the period with almost 8 million subscribers
  Smart scheduled to pay cash dividends by year-end

MANILA, Philippines, November 5, 2002 – – Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced that its consolidated net income surged to Pesos 4.2 billion during the first nine months of 2002. Consolidated EBITDA rose by 16 percent during the same period, from Pesos 29.4 billion last year to Pesos 34.2 billion this year. EBITDA margin remained strong at 58 percent of revenues versus 55 percent last year.

Consolidated revenues grew by 10 percent to Pesos 58.9 billion during the period. Ratio of cash operating expenses to revenues improved to 39 percent from 42 percent due to strong revenue growth of Smart Communications, Inc. (Smart) and reductions in cash operating expense levels at PLDT Fixed. Ratio of capital expenditures to revenues improved to 19 percent from 37 percent, reflecting more efficient capital spending.

PLDT also announced that it has on a year-to-date basis paid down debts of its Fixed Line business by US$82 million, in line with the objectives set out in its liability management program.

The driver for much of PLDT’s robust growth continues to be the strong performance of Smart which substantially increased its subscriber base and posted significant growth in revenues, EBITDA, and net income. Smart is also expected to pay cash dividends to PLDT in December of 2002.

PLDT’s fixed line business maintained its dominant position with over 2.1 million subscribers and a market share of almost 70 percent. PLDT’s fixed line business remained a key strength of the PLDT Group and continued to provide strong and stable cash flows despite a modest decline in revenues for the third quarter of 2002.

Wireless: Still leading the way

PLDT’s wireless subsidiary, Smart, remains the key driver of PLDT’s strong performance during the first nine months 2002.

PLDT’s wireless group kept its market leadership position in terms of subscriber base. As of September 30, 2002, the combined GSM and analog cellular subscribers of Smart and Pilipino Telephone Corporation (Piltel) reached almost 8 million, growing by 2.3 million subscribers or 41 percent over the combined base of 5.6 million subscribers last year. This represents a 57 percent share of the total wireless market in the Philippines.

On a stand-alone basis, Smart’s GSM subscriber base increased from 4.0 million subscribers as of 30th September 2001 to 5.9 million subscribers as of 30th September 2002, an increase of 1.9 million subscribers. For the third quarter alone, net adds for Smart totaled close to 650,000 new subscribers. This maintains Smart’s position as the leading GSM cellular provider in the country with a market share of 44 percent.

Piltel’s own GSM subscriber base under the brand name “Talk N’Text” also showed positive growth. “Talk N’Text” subscribers reached over 1.7 million as of 30th September 2002 from approximately 1.2 million subscribers last year, representing an increase of about 500,000 subscribers. Piltel remains the third largest GSM provider in the country.

Smart’s revenues rose by almost Pesos 8 billion or 51 percent to Pesos 23.7 billion in the first nine months of 2002 from Pesos 15.7 billion for the same period in 2001. EBITDA showed strong growth at 59 percent from Pesos 8.2 billion last year to Pesos 12.9 billion this year. EBITDA margins remained over 50 percent for the third quarter of 2002. Net income surged to Pesos 3.8 billion for the period ending 30th September 2002 compared with Pesos 2.8 billion last year representing an increase of 36 percent. Smart’s growth was principally anchored on its growing subscriber base, the reduction of its subscriber acquisition costs, and the stabilization of its Average Revenue Per User (ARPU) levels.

Revenues from cellular data services, which include all SMS and text-related services as well as value-added services doubled to Pesos 8.6 billion in 2002 from Pesos 4.3 billion in 2001. The growth in data services of Smart was enhanced by aggressive and innovative value-added services through Smart zed, Smart Money and interactive tie-ups with various multi-media providers. Smart’s 64K super SIM card boosted subscriber take up while it continued to maximize the use of these value-added services that help sustain ARPU.

Complementing the strong growth in revenue, net income and subscribers was Smart’s efficient capital spending. As of September 30, 2002, Smart’s capital expenditures stood at Pesos 5.4 billion, which puts it on track to meet its 2002 capital expenditure target of Pesos 9.0 billion. This represents a Pesos 10 billion reduction in capital expenditures as compared with 2001, which reached a high of Pesos 19 billion capex spent. As a percentage of revenues, Smart’s capital expenditures for 2002 is envisaged to reach only 30 percent of its projected 2002 revenues compared with almost 80 percent of revenues in 2001.

Fixed Line: Overcoming a challenging market

Overall fixed line revenues showed an expected decline, except for revenues from data and other network services which grew during the period under review. Total revenues from PLDT’s fixed line business decreased by Pesos 1.4 billion or 4 percent to Pesos 33.6 billion in the first nine months of 2002 from Pesos 35 billion in the same period last year. PLDT’s fixed line business posted a net income of Pesos 1.8 billion for the first nine months of the year.

Revenues from data and other network services of the fixed line business rose by over 17 percent, from Pesos 3.5 billion to Pesos 4.1 billion in 2002. Continued growth is expected from this segment of the business as demand for these services increase and as PLDT extends its market leadership in the data business.

Local exchange service revenues showed a slight decrease of 3 percent from Pesos 16.4 billion in 2001 to Pesos 15.9 billion in 2002 primarily due to the market’s shift towards the pre-paid variant of PLDT’s phone service. International long distance revenues decreased by 13 percent from Pesos 9 billion in 2001 to Pesos 7.9 billion in 2002 due to the combined effects of lower international settlement rates and lower volumes. National long distance revenues likewise decreased by 11 percent from Pesos 6.6 billion last year to Pesos 5.8 billion this year principally due to cheaper alternative forms of communication such as cellular text messaging and e-mail.

Management continues to aggressively implement its program to reduce cash operating expenses, contain capital expenditures, and improve operational efficiencies.

For the first nine months of 2002, cash operating expenses decreased to Pesos 11.7 billion compared with Pesos 12.8 billion during the same period last year. PLDT expects to be able to achieve its full year target to reduce cash operating expenses to below Pesos 16 billion. In addition, PLDT expects to reduce further its capital expenditures to under Pesos 7 billion for 2002, representing approximately 16 percent of revenues compared with 21 percent last year. Operational efficiencies on the other hand continue to show improvement as the number of fixed lines in service per employee increased from 161 last year to 169 this year.

ePLDT: Growing stronger

ePLDT, a wholly-owned subsidiary of PLDT and the leading information and communications technology (ICT) company in the Philippines, continued to generate growing revenues from its various investments. For the first nine months of 2002, ePLDT’s revenues rose by 90 percent to Pesos 623 million from Pesos 328 million during the same period last year. Growth drivers for ePLDT include the Vitro Internet Data Center, its successful venture in the call center business with Parlance Systems, Inc. and Vocativ Systems Inc. and Infocom, the Group’s Internet Service Provider.

Liability management program completed, Debt reduction strategy underway

Capping PLDT’s third quarter performance is the completion of its liability management program to address its US$1.3 billion of debts maturing between 2002-2004. Key milestones achieved include:

  The signing of two loan agreements with KfW on 25th January 2002 that provide PLDT with a new US$149 million refinancing facility.

  The successful issuance of US$350 million global notes last May 2002 divided into two tranches, a US$100 million notes maturing in 2007, and a US$250 million notes maturing in 2012.

  The signing of a US$145 million Multicurrency Syndicated Term Loan facility to partially refinance two maturing term loans in 2003.

After the successful completion of PLDT’s liability management exercise, the focus and priority now of PLDT management are on debt reduction. Over the nine month period of 2002, PLDT has been able to reduce its total debts by US$82 million as free cash flows for PLDT continued to improve and were utilized to pay down debt.

PLDT Management on track to meet 2002 targets

Commenting on the September 30 results, Manuel V. Pangilinan, President and CEO of PLDT said, “The Company’s solid performance during the first nine months of 2002 coupled with the completion of our liability management program confirm that the fundamentals of our business are strong, and our outlook moving forward remains positive.”

“Notwithstanding the uncertainties the Company faces at the shareholder level, our strong performance should dispel any doubt that we are distracted from our priorities or our focus. Management’s commitment towards meeting our targets, maintaining our leadership position in all our lines of business, and delivering the best service to our customers remains as firm as ever,” Pangilinan concluded.

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Except for historical financial and operating data and other information in respect of historical matters, the statements contained in this press release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “believe”, “intend” “plan”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will” or other similar words are frequently used to indicate these forward looking statements. Any such forward-looking statement is not a guarantee of future performance and involves a number of known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operation of PLDT to be materially different from any future performance, financial condition or results of operation implied by such forward-looking statement. Among the factors that could cause actual results to differ from the implied or expected results are those factors discussed under “Risk Factors” in Item 3 in PLDT’s annual report on Form 20-F, dated June 25, 2002, for the year ended December 31, 2001.

For further information, please contact:

Annabelle L Chua Anna V Bengzon Menardo Jimenez, Jr

Tel No: 816-8213 Tel No: 816-8024 Tel No: 816-8468

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

xxx

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.